October 9, 2024

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Blaise Rhodes and Rufus Decker

Re:	Genuine Parts Company

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-05690

Dear Messrs. Rhodes and Decker:

Genuine Parts Company (the “Company”) has received your letter dated October 3, 2024 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K.

The Company is working to respond to the Comment Letter but will require additional time to respond to the Staff’s comments. Accordingly, the Company is requesting an extension until October 31, 2024.

We appreciate the Staff’s consideration of this matter. If you have any questions regarding this letter, please do not hesitate to call me at (678) 934-5316.

Very truly yours,

GENUINE PARTS COMPANY

By:	/s/ Christopher T. Galla
Name:	Christopher T. Galla
Title:	Senior Vice President, General Counsel & Corporate Secretary